Exhibit 99.1

MorphoSys and I-Mab Announce FDA Clearance of IND Application for MOR210/TJ210 in Patients with Advanced Cancer

Phase 1 Clinical Study Expected to Start in Q4 2020

PLANEGG/MUNICH, Germany, and SHANGHAI, China, September 17, 2020 – MorphoSys AG (FSE: MOR; Prime Standard Segment, MDAX & TecDAX; NASDAQ: MOR) and I-Mab (Nasdaq: IMAB) today jointly announced that the U.S. Food and Drug Administration (FDA) has cleared the Investigational New Drug application (IND) for MorphoSys’ investigational human anti-C5aR1 antibody MOR210/TJ210 for the treatment of relapsed or refractory advanced solid tumors. The phase 1 clinical trial, designed to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of MOR210/TJ210, may proceed and is expected to commence subsequently.

MOR210/TJ210 is a highly differentiated monoclonal antibody that is directed against complement factor C5a receptor 1 (C5aR1). Tumor and stromal cells produce C5a that attracts immunosuppressive cell types such as myeloid-derived suppressor cells (MDSCs), M2 macrophages and neutrophils through C5aR1 expressed on their surface, contributing to a hostile tumor microenvironment towards T cells. MOR210/TJ210 is thought to block the interaction between C5a and C5aR1 by binding to C5aR1 and retard the migration of suppressor cells. It has been shown to exert strong anti-tumor activity in combination with immune checkpoint inhibitors in preclinical studies.

“MOR210/TJ210 has demonstrated encouraging results in preclinical studies. We look forward to progressing MOR210/TJ210 into clinical studies which will enable us to characterize the safety and tolerability of MOR210/TJ210, as well as its potential clinical benefits in patients with cancers”, said Dr Joan Shen, Chief Executive Officer of I-Mab.

“The FDA clearance of the IND application to initiate a Phase 1 clinical trial of MOR210/TJ210 is an important step forward in developing a new treatment for patients with advanced cancer”, said Dr Malte Peters, Chief Research & Development Officer of MorphoSys. “We look forward to joining forces with I-Mab in developing highly innovative treatments in oncology and are pleased to support our partner during this significant phase.”

MorphoSys and I-Mab entered into an exclusive strategic collaboration and licensing agreement to develop and commercialize MOR210/TJ210 in November 2018. Under the terms of agreement, I-Mab receives exclusive rights to develop and commercialize MOR210/TJ210 in Greater China and South Korea, while MorphoSys retains rights in other parts of the world. With support from MorphoSys, I-Mab will also fund and conduct all global development activities of MOR210/TJ210, including clinical trials in China and the U.S., towards clinical proof-of-concept (PoC) in oncology.

The two companies are also collaborating on MorphoSys’ investigational human CD38 antibody MOR202/TJ202. I-Mab owns the exclusive rights for development and commercialization in mainland China, Taiwan, Hong Kong and Macao and started two registrational trials to evaluate MOR202/TJ202 in patients with relapsed or refractory multiple myeloma in 2019.

###

About MOR210/TJ210

MOR210 is a novel human antibody directed against C5aR derived from MorphoSys’s HuCAL Platinum® technology. C5aR, the receptor of the complement factor C5a, is investigated as a potential new drug target in the field of immuno-oncology and autoimmune diseases. Tumors have been shown to produce high amounts of C5a, which, by recruiting and activating myeloid-derived suppressor cells (MDSCs), M2 macrophages and neutrophils, is assumed to contribute to an immune-suppressive pro-tumorigenic microenvironment. MOR210/TJ210 is intended to block the interaction between C5a and its receptor, thereby potentially neutralizing the immune suppressive function and enabling immune cells to attack the tumor.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 27 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration (FDA) granted accelerated approval of the company’s proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide in patients with a certain type of lymphoma. Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has ~500 employees.

More information at www.morphosys.com or MorphoSys-US.com.

Monjuvi® is a registered trademark of MorphoSys AG.

Tremfya® is a registered trademark of Janssen Biotech.

About I-Mab

I-Mab (Nasdaq: IMAB) is a dynamic, global biotech company exclusively focused on discovery, development and soon commercialization of novel or highly differentiated biologics in the therapeutic areas of immuno-oncology and autoimmune diseases. The Company’s mission is to bring transformational medicines to patients around the world through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-PoC (Proof-of-Concept) and Fast-to-Market development strategies through internal R&D and global partnerships. The Company is on track to transitioning from a clinical stage biotech company toward a fully integrated global biopharmaceutical company with cutting-edge R&D capabilities, world-class GMP manufacturing facility and commercial capability. I-Mab has offices in Beijing, Shanghai, Hong Kong and Maryland, United States. For more information, please visit http://ir.i-mabbiopharma.com

MorphoSys Forward-Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding the further clinical development of MOR210/TJ210, interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for MOR210/TJ210 as well as the potential future commercialization of MOR210/TJ210. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “would,” “could,” “potential,” “possible,” “hope” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys’ business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for MOR210/TJ210, the further clinical development of MOR210/TJ210, and MorphoSys’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings , MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

I-Mab Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws, including statements regarding data from the TJ210/MOR210 Phase 1 trial of advanced cancers, the potential implications of clinical data for patients, and I-Mab’s advancement of, and anticipated clinical development, regulatory milestones and commercialization of TJ210/MOR210. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or NDA/BLA approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and the impact of the COVID-19 pandemic on the Company’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to I-Mab, and I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

For more information, please contact:

MorphoSys
Media Contacts: Jeanette Bressi Director, US Communications Tel: +1 617-404-7816 jeanette.bressi@morphosys.com	Investor Contacts: Dr. Anja Pomrehn Senior Vice President Tel: +49 (0)89 / 899 27 26972 anja.pomrehn@morphosys.com

Sophie Petersen Senior Specialist Tel: +49 (0)89 899 27 26033 sophie.petersen@morphosys.com	Dr. Julia Neugebauer Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com

I-Mab
Media Contacts: Gigi Feng Vice President and Global Head of Corporate Communications Tel: +86 21 6057 8000 gigi.feng@i-mabbiopharma.com	Investor Contacts: Jielun Zhu Chief Financial Officer Tel: +86 21 6057 8000 jielun.zhu@i-mabbiopharma.com